

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 19, 2007

Mr.Stephen Chazen
Chief Financial Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd.,
Los Angeles, CA  90024

> **Re:     Occidental Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **Response Letter Dated April 4, 2007**
> **File No. 1-09210**

Dear Mr. Chazen:

We have reviewed your filing and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Engineering Comments

Business and Properties, page 3

Oil and Gas Segment, page 11

1.      You cite a number of fields but include very little production and no reserve information by field other than Elk Hills.  Please revise your document to include the information required for extractive enterprises for individual properties.  See Item 102 of Regulation S-K.

Mr. Stephen Chazen
Occidental Petroleum Corporation
April 19, 2007
page 2

Middle East/North Africa, page 12

Dolphin Project, page 12

2.      You indicate that you have booked about one-half the total proved reserves
        booked as proved to date as proved developed non-producing reserves.  Please
        tell us when these reserves were first booked as proved and the circumstances as
        to why you booked these reserves as proved developed.

Standardized Measure of Discounted Future Net Cash Flows, page 83

3.      Reconcile for us the fact that you report in 2006 for the United States your
        operating costs were $12.83 per BOE of production but in SMOG your future
        operating costs for the United States calculates to about $23.88 per BOE of U.S.
        reserves.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Jim Murphy, Petroleum Engineer at (202) 551-3703, if you have
questions regarding these comments.  Please contact me at (202) 551-3683 with any other
questions.

                                                        Sincerely,


                                                        Jill S. Davis
                                                        Branch Chief